UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

NEXTGEN HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

65343C102

(CUSIP Number)

Mary Ann Frantz

Miller Nash Graham & Dunn LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65343C102	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ahmed D. Hussein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America and Egypt
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 4,884,918
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,884,918
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,884,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 65343C102	SCHEDULE 13D	Page 3 of 5

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) amends and supplements the Schedule 13D filed by Ahmed D. Hussein as most recently amended and supplemented by Amendment No.14 filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2012.

Item 1. SECURITY AND ISSUER

This Amendment No. 15 relates to the common stock, par value $0.01 per share (the “NXGN Common Stock” or the “Shares”), of NextGen Healthcare, Inc., a California corporation (the “Issuer”). The Issuer’s principal executive offices are located at 18111 Von Karman Avenue, Suite 800, Irvine, California 92612.

Item 2. IDENTITY AND BACKGROUND

(a) – (c) Mr. Hussein’s address is 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100. He is chairman of the board of National Investment Company, Cairo, Egypt, which he founded in 1996. Mr. Hussein’s principal occupation is managing investments for himself and his family.

(d) Mr. Hussein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Hussein, during the last five years, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hussein has dual citizenship in Egypt and the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for Mr. Hussein’s acquisition of Shares was his personal funds in the total amount of approximately $12 million. All or part of the Shares held by Mr. Hussein may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Mr. Hussein. Such loans generally bear interest at a rate tied to the London Interbank Offered Rate (“LIBOR”) as in effect from time to time. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. PURPOSE OF TRANSACTION

Mr. Hussein is filing this Amendment No. 15 to report the sale of Shares of NXGN Common Stock. Mr. Hussein resigned as a director of the Issuer on May 14, 2013. Upon his resignation, stock options to purchase 2,000 Shares and restricted stock awards for 8,000 Shares were forfeited.

Mr. Hussein holds his Shares for investment. Mr. Hussein does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein. Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, actions taken by the Issuer’s board, other investment opportunities available to Mr. Hussein, the price levels of the NXGN Common Stock, conditions in the securities markets and general economic and industry

CUSIP No. 65343C102	SCHEDULE 13D	Page 4 of 5

conditions, future developments at the Issuer, and his views of the manner in which the Issuer is governed in the future, Mr. Hussein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation:

•	continuing to hold Shares for investment;

•	selling some or all of his Shares in compliance with all applicable legal requirements;

•	purchasing additional Shares; and

•	pledging some or all of his Shares as collateral for loans or margin accounts.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

The percentages used in this filing are calculated based on the number of Shares of NXGN Common Stock, 65,381,886, reported as the number of outstanding Shares as of July 22, 2019, in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 25, 2019.

(a)	Aggregate number of Shares beneficially owned: 4,884,918 Percentage: 7.5%

(b)

1. Sole power to vote or to direct vote: 4,884,918
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 4,884,918
4. Shared power to dispose or to direct disposition: 0

(c)	During the past 60 days, Mr. Hussein has acquired and sold Shares of NXGN Common Stock in the open market as follows:

Date	Number of Shares Acquired / (Sold)	Price Per Share
07/31/19	(30,000)	$16.46[1]
08/01/19	(30,000)	$16.66
08/02/19	(30,000)	$16.17
08/05/19	(60,000)	$16.56[2]
08/06/19	(30,000)	$15.90
08/07/19	(90,000)	$15.80[3]
08/08/19	(30,000)	$15.99
08/09/19	(2,135)	$15.95[4]

1.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $16.45 to $16.46, inclusive.
2.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $16.45 to $16.66, inclusive.
3.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $15.70 to $15.90, inclusive.
4.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $15.90 to $16.01, inclusive.

CUSIP No. 65343C102	SCHEDULE 13D	Page 5 of 5

Date	Number of Shares Acquired / (Sold)	Price Per Share
08/12/19	(5,974)	$15.06
08/14/19	(310,397)	$14.25[5]
08/15/19	(63,675)	$14.26[6]
08/16/19	(50,000)	$14.57
08/19/19	(50,000)	$14.96
08/20/19	(50,000)	$14.77[7]
08/21/19	(15,635)	$14.88
08/23/19	(17,807)	$14.27[8]

5.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $14.00 to $14.57, inclusive.
6.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $14.01 to $14.34, inclusive.
7.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $14.76 to $14.78, inclusive.
8.	The price reported is a weighted average price. The Shares were sold in multiple transactions at prices ranging from $14.22 to $14.35, inclusive.

The reporting person will provide to the Issuer, any shareholder of the Issuer, or the SEC staff, upon request, full information regarding the number of Shares sold at each separate price within the ranges set forth above.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, Mr. Hussein is not a party to any agreements with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 12, 2019

/s/ Ahmed Hussein
Ahmed D. Hussein